Security Class Holder

Account Number

Form of Proxy - Annual General Meeting to be held on August 25, 2010

This Form of Proxy is solicited by and on behalf of Management. Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.

This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.

This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on August 23, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•

Call the number listed BELOW from a touch tone

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Go to the following web site:

telephone.

www.investorvote.com

1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

14JN10038.E.SEDAR/000001/000001/i

Appointment of Proxyholder

I/We being holder(s) of Pacific North West Capital Corp. hereby		Print the name of the person you are
appoint: Harry Barr, or failing him, Linda Holmes,	OR	appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Pacific North West Capital Corp. to be held at 2303 West 41st Avenue, Vancouver, BC, on August 25, 2010 at 10:00 AM Pacific Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HOVER THE BOXES.

1. Number of Directors To set the number of Directors at five.	Against

2. Election of Directors		Withhold		Withhold		Withhold
	01. Harry Barr		02. Linda Holmes		03. Dennis Hop

	04. John Londry		05. Jordan Point

3. Re-Appointment of Auditors Re-appointment of James Stafford, Inc., Chartered Accountants, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	Withhold

4. Equity Investments by the Company To approve by disinterested shareholders, investments by the Company in other companies, which companies may or may not be affiliated with the Company.	Against

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s) Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

                            099879                                                                                                                                                            AR0                                                                                                                                                            PHWQ